Suite 1509 15/F Jardine House 1 Connaught Place Central, Hong Kong Phone: 852-3972-4955 Fax: 852-3972-4999 Website: www.wsgr.com	香港中環 康樂廣場一號 怡和大廈15樓 1509室 電話: 852-3972-4955 傳真: 852-3972-4999 網址: www.wsgr.com

Confidential	May 6, 2022

Mr. Larry Spirgel

Ms. Jan Woo

Mr. Jeff Kauten

Division of Corporation Finance

Office of Technology

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	BIT Mining Limited (CIK No. 0001517496)

Response to the Staff’s Comments on

Amendment No.9 to the Registration Statement on Form F-3 (Registration No. 333-258329) Filed on April 19, 2022

Dear Mr. Larry Spirgel, Ms. Jan Woo and Mr. Jeff Kauten,

On behalf of our client, BIT Mining Limited, a foreign private issuer incorporated under the laws of the Cayman Islands (the “Company”), we are hereby submitting to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated May 3, 2022 on the Company’s Amendment No.9 to the Registration Statement on Form F-3 (Registration No. 333-258329) filed with the Commission on April 19, 2022 (the “Amendment No.9”). Concurrently with the submission of this letter, the Company is filing with the Commission Amendment No.10 to the Registration Statement (the “Amendment No.10”) and certain exhibits via EDGAR for Staff’s review.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Amendment No.10 where the disclosure addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Amendment No.10. To facilitate your review, we have separately emailed you a courtesy copy of the Amendment No.10, marked to show changes to the Amendment No.9, and the submitted exhibits. We would highly appreciate your prompt review of this Amendment No.10 and are looking forward to a closure of this prolonged review process.

Cover Page

1.	We note your response to prior comment 1 and your references to mainland China throughout the filing. As you conduct a significant portion of your operations in Hong Kong, please revise your disclosure throughout the filing to address each of the legal and operational risks associated with conducting your business in Hong Kong set forth in the sample letter to China-based companies available on our website.

The Company respectfully advises the Staff that its operation in Hong Kong primarily involves mining Ethereum, and it does not plan to further expand such Hong Kong-based operation. In 2021, the Company’s operations in Hong Kong generated approximately 1.4% of its total revenue for such year. The Company has revised disclosure throughout the filing, where appropriate, to disclose the impact of legal and operational risks associated with its operations in Hong Kong, including a risk factor relating to its Hong Kong subsidiaries being subject to more influence and/or control of the PRC government on page 22 of the Amendment No. 10.

Wilson Sonsini Goodrich & Rosati

威爾遜‧桑西尼‧古奇‧羅沙迪律師事務所

Partners 合夥人: Weiheng Chen 陳煒恒, Dan Ouyang 歐陽丹*, Winfield Lau 劉泳暉

*Not Resident in Hong Kong

austin     beijing     boston     brussels hong kong     london     los angeles     new york palo alto
san diego     san francisco     seattle     shanghai     washington, dc     wilmington, de

2.	Please disclose the percentage of your revenues derived from Hong Kong and Macau for the periods presented and include corresponding disclosure in the prospectus summary.

The Company respectfully advises the Staff that it does not have any operation in Macau. The Company has revised the disclosure on the cover page and page 4 of the Amendment No.10 to include the percentage of its revenue derived from the Company’s operations in Hong Kong.

3.	We note your disclosure that you do not have any variable interest entities in China. Please disclose whether you have any variable interest entities in Macau or Hong Kong.

The Company respectfully advises the Staff that it does not have any variable interest entities in Hong Kong or Macau. Please refer to revised disclosure on the cover page and page 4 of the Amendment No.10.

4.	We note your disclosure that you no longer have any revenue-generating operations in mainland China. Please disclose that adverse actions by the Chinese government may force you to cease your administrative support and internal information technology services from China to your international cryptocurrency mining business.

In response to the Staff’s comment, the Company has updated the disclosure on the cover page and pages 12 and 22 of the Amendment No.10.

***

If you have any questions regarding the Amendment No. 10 to Registration Statement, please contact us via e-mail at rblake@wsgr.com and keli@wsgr.com.

Very truly yours,

/s/ Weiheng Chen
Weiheng Chen

Enclosures

cc:

Xianfeng Yang, Chief Executive Officer, BIT Mining Limited

Richard C. Blake, Wilson Sonsini Goodrich & Rosati, Professional Corporation